NO ACT

16
12-27-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000125

DIVISION OF
CORPORATION FINANCE

January 10, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/10/13

David S. Maltz
Duke Energy Corporation
david.maltz@duke-energy.com

Re: Duke Energy Corporation
Incoming letter dated December 27, 2012

Dear Mr. Maltz:

This is in response to your letter dated December 27, 2012 concerning the shareholder proposal submitted to Duke Energy by the New York State Common Retirement Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Patrick Doherty
State of New York
Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue – 31st Floor
New York, NY 10017

January 10, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Energy Corporation
Incoming letter dated December 27, 2012

The proposal relates to nuclear power safety.

There appears to be some basis for your view that Duke Energy may exclude the proposal under rule 14a-8(e)(2) because Duke Energy received it after the deadline for submitting proposals. We note in particular your representation that Duke Energy did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Duke Energy omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Duke Energy relies.

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



David S. Maltz
Vice President, Legal and
Assistant Corporate Secretary

Duke Energy Corporation
550 S. Tryon Street
Charlotte, NC 28202

Mailing Address:
DEC45A / P.O. Box 1321
Charlotte, NC 28201

704-382-3477 phone
980-373-5201 fax
david.maltz@duke-energy.com

December 27, 2012

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal of the Comptroller of the State of New York

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Duke Energy Corporation (the "Company") requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission will not recommend any enforcement action if the Company omits from its proxy solicitation materials ("Proxy Materials") for its 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting") a proposal (the "Proposal") submitted by the Comptroller of the State of New York as sole Trustee of the New York State Common Retirement Fund and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System (the "Proponent"). A copy of the Proposal is attached as Exhibit A.

This letter provides an explanation of why the Company believes that it may exclude the Proposal and includes the attachments required by Exchange Act Rule 14a-8(j). In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. A copy of this letter and its attachments are also being sent on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2013 Proxy Materials. This letter is being submitted not less than 80 days before the filing of the Company's 2013 Proxy Materials which the Company intends to file on or around March 20, 2013.

The Proposal requests that "Duke Energy's Board of Directors adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage by minimizing the storage of waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly, at reasonable expense and excluding proprietary or confidential information."

The Company believes that the Proposal may be properly omitted from the Proxy Materials for the 2013 Annual Meeting pursuant to Rule 14a-8(e)(2), Rule 14a-8(b), 14a-8(f)(1), 14a-8(i)(7) and 14a-8(i)(3). The Proposal may be excluded pursuant to Rule 14a-8(e)(2) because the Proposal was received after the deadline for submitting shareholder proposals. Further, the Proposal may be excluded pursuant to Rule 14a-8(b) and 14a-8(f)(1) because the Proponent failed to establish eligibility to submit the Proposal. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Company. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite such as to be misleading. References in this letter to Rules 14a-8(i)(3) and 14a-8(i)(7) shall also include their predecessors, Rules 14a-(c)(3) and 14a-8(c)(7).

DISCUSSION

1. **The Company may omit the Proposal pursuant to Rule 14a-8(e)(2) because the Proposal was received after the deadline for submitting shareholder proposals.**

Under Rule 14a-8(e)(2), a shareowner proposal submitted in connection with a company's regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company released its 2012 proxy statement to its shareholders on March 22, 2012. Pursuant to Rule 14a-5(e), the Company disclosed on page 77 of its 2012 proxy statement the deadline of November 23, 2012 for receipt by the Company of shareholder proposals for the Company's 2013 Annual Meeting of Shareholders. A copy of the relevant excerpt of the Company's 2012 proxy statement is attached to this letter as Exhibit B. The Proposal was submitted via U.S. Postal Service Express Mail on November 21, 2012, but was not received by the Company until November 26, 2012. A copy of the envelope which was sent by the Proponent as well as the tracking information is attached to this letter as Exhibit C.

The Staff has concurred on numerous occasions with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was received at the Company's principal executive offices after the deadline for submitting shareholder proposals. *See Johnson & Johnson* (January 13, 2010)(concurring with the exclusion of a proposal received one day after the submission deadline); *City National Corp.* (January 17, 2008)(concurring with the exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier).

We therefore request that the Staff concur that the Proposal may properly be excluded from the Company's 2013 Annual Meeting Proxy Materials because the Proposal was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

2. **The Company may omit the Proposal pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Proponent failed to establish eligibility to submit the Proposal.**

Rule 14a-8(b)(1) states that in order to be eligible to submit a proposal, a shareholder must have "continuously held at least $2,000 in market value, or 1% of the company's securities entitled to vote on the proposal at the meeting for at least one year by the date" the shareholder submits the proposal. Verification of such ownership can be done through an affirmative written statement from the record holder of the shareholder's securities. The record holder must specifically verify that the shareholder owned the securities continuously for at least one year from the date of the proposal's submission. *See Staff Legal Bulletin No. 14* (July 13, 2001).

As stated previously, the Company received the Proposal on November 26, 2012. Though the letter of transmittal stated that J.P. Morgan Chase, the custodial owner of the Proponent's shares, would verify that Proponent had owned its shares for over a year, such a letter was never received by the Company. Pursuant to Rule 14a-8(f)(1), the Company alerted the Proponent of the defect and requested that proof of ownership be submitted to the Company within 14 days in accordance with the rules. Attached as Exhibit D is a copy of the Company's letter to the Proponent dated December 6, 2012 notifying them of the defect. The Company has not received any further information or correspondence from the Proponent or from the custodial holder of its shares. Accordingly, the Proponent has not submitted proper documentary proof of its eligibility to submit the Proposal under Rule 14a-8(b) and we therefore request that the Staff concur that the Proposal may properly be excluded from the 2013 Annual Meeting Proxy Materials pursuant to Rule 14a-8(f).

3. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.**

Rule 14a-8(i)(7) permits the omission of a shareholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Staff stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*").

A shareholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that, as a practical matter, they are not appropriate for shareholder oversight. *See 1998 Release*. The Staff has also stated that a proposal should not attempt to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See 1998 Release.* Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *Id.*

The Staff has noted that certain topics related to nuclear power may present a significant social policy issue. This has been most frequently cited l instances where a shareholder proposal relates to the construction of a proposed nuclear power plant. In Release No. 34-12999, the Staff stated that the "economic and safety considerations attendant to nuclear power plants are of such a magnitude that a determination whether to construct one is not an "ordinary" business matter." See Also, e.g., *Dominion Resources, Inc.* (February 9, 2011) (denying no-action relief in connection with a proposal relating to the "costs and risks of new nuclear construction").

The decision as to when and how to store and transfer waste in spent fuel pools is a matter relating to the ordinary business of the Company. Currently, spent nuclear fuel is loaded into spent fuel pools filled with water to keep the radioactive material cool and prevent it from heating up to a dangerous level. Periodically, the oldest spent fuel, which may be up to fifteen years old and has therefore cooled to a safe level, is removed from the pools and loaded into dry casks for storage. The process to load the fuel is intricate and highly regulated to minimize the dangers to the workers who load the fuel and to the public. The daily processes by which the Company undertakes to store and transfer spent nuclear fuel is monitored by the Company on a regular basis and the extremely intricate and detailed nuclear regulations with which it is required to comply are scrutinized by the Nuclear Regulatory Commission (the "NRC") to insure that the Company meets the standards that it has regulated for the industry. The movement of the spent fuel out of the pools has to be coordinated with ongoing plant operations; therefore, the Company must plan fuel movement to dry cask storage in a manner to ensure safe plant operation and compliance with all NRC regulations pertaining to the operating units. The enormously detailed policies and procedures that the Company follows in handling the spent nuclear fuel are ordinary business matters to the Company. These are matters that are based on complex scientific and engineering principles associated with nuclear regulation and are not a proper subject for shareholders who "would not be in a position to make an informed judgment" on such a complex matter. *See 1998 Release.*

Furthermore, the Proposal does not rise to the level of a "significant social policy issue." The Staff has agreed in the past that matters regarding compliance with government regulations, such as the Proposal, affecting, in part, nuclear power plants involve ordinary business operations and are excludable. In *Duke Power Company* (March 7, 1988), the Company sought to exclude a proposal requesting a report on environmental protection and pollution control activities at, among others, nuclear power plants. The Company argued that as a result of its many years of heavy regulation "by federal, state and local regulations in the environmental and safety areas," its compliance in those areas became "a significant part of the ordinary business operations of a utility." The Staff agreed, stating that the proposal "appears to deal with a matter relating to the conduct of the Company's ordinary business operations." *See also Carolina Power & Light Co.* (March 8, 1990)(concurring with the exclusion of a shareholder proposal that requested a detailed report on the company's nuclear power plant operations, including causes, consequences, and resolution of plant shut downs). Unlike the decision as to whether to build a new nuclear power plant, once a company has operating nuclear units, decisions such as those covered by the Proposal involve complex operation and regulatory considerations, not solely policy considerations. Accordingly, because the practice of the transfer and storage of spent nuclear fuel is subject to heavy regulation by the NRC and its compliance a part of its ordinary business operations, it is not a matter for shareholder oversight and not a matter involving a significant social policy issue.

For the reasons stated above, the Company believes that the Proposal may be omitted from its Proxy Materials for the 2013 Annual Meeting pursuant to Rule 14a-8(i)(7) as implicating the Company's ordinary business operations.

4. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.**

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the proxy rules or regulations, including Rule 14a-9 which prohibits the making of false or misleading statements in proxy materials. The Staff has consistently taken the position that vague and misleading shareholder proposals are inherently misleading and excludable under Rule 14a-8(i)(3) when "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measure the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 14, 2004). Furthermore, the Staff has concurred that a proposal is sufficiently vague so as to justify exclusion if it is subject to multiple interpretations such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

Based on the foregoing, the Staff has allowed the exclusion of shareholder proposals with vague and indefinite terms or references, or which fail to provide necessary guidance on its implementation. In *Bank of America Corp.* (June 18, 2007), the Staff allowed the exclusion of a proposal requesting a report "concerning the thinking of the Directors concerning representative payees" and the "standards for selection of these important people" because the proposal was impermissibly vague and indefinite. *See also AT&T Inc.* (Feb. 16, 2010, recon. Denied Mar. 2, 2010) (allowing exclusion under Rule 14a-8(i)(3) of a proposal requesting a report on payments used for "grassroots lobbying communications" as vague and indefinite); and *Puget Energy, Inc.* (Mar. 7, 2002) (allowing exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company's board take the necessary steps to implement a policy of "improved corporate governance" as vague and indefinite).

In the instant case, the Proposal asks that the Company's Board of Directors adopt a policy to "better manage the dangers" of storage of spent nuclear fuel in pools. The Proposal also asks that the Company transfer spent nuclear fuel "at the earliest safe time." Because the Proponent fails to provide guidance as to what it thinks is a better way to manage such dangers or what the "earliest safe time" is, neither the Company nor its shareholders can determine with certainty what constitutes the action requested by the Proposal. The only guidance cited in the supporting statement is that the Union of Concerned Scientists recommends that spent fuel be moved into dry casks "once it has cooled." However, because the spent fuel begins to cool as soon as it has entered the pools, that guidance is overly broad and impermissibly vague. Furthermore, the "earliest safe time" is an extremely subjective measure. The NRC has stated that fuel is typically cooled at least 5 years in the pool before it is transferred to dry cask; however the NRC has authorized transfer as early as 3 years and the industry norm is approximately 10 years. The determination as to what is the earliest safe time requires a cost benefit analysis of many different items, including the temperature of the fuel, the ongoing operations of the plant, and the possible hazards to employees of moving fuel out of the pool earlier than normal. There is no definitive date which can be assessed as the "earliest safe time" and no guidance as to what might constitute "better" management of the dangers of spent fuel.

For the reasons stated above, the Company believes that the Proposal may be omitted from its Proxy Materials for the 2013 Annual Meeting pursuant to Rule 14a-8(i)(3) as impermissibly vague and indefinite such as to be misleading.

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff advise that it will not recommend any enforcement action if the Company excludes the Proposal from its Proxy Materials for the 2013 Annual Meeting. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. In such case, or if you have any questions or desire any further information, please contact the undersigned at (704) 382-3477.

Very truly yours,



David S. Maltz

CC: Julia S. Janson, Executive Vice President, Chief Legal Officer and Corporate Secretary
Patrick Doherty, Office of the Comptroller of the State of New York



THOMAS P. DiNAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 19, 2012

Mr. Marc E. Manly
Group Executive, Chief Legal Officer
and Corporate Secretary
Duke Energy
P.O. Box 1006
Charlotte, North Carolina 28201-1006

Dear Mr. Manly:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Duke Energy of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Duke Energy shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,



Patrick Doherty
pd:jm
Enclosures

RECEIVED

NOV 26 2012

MARC E. MANLY
CHIEF LEGAL OFFICER

EXHIBIT A

NUCLEAR POWER SAFETY

WHEREAS, Duke Energy currently owns and operates five nuclear power plants in the states of Florida, North Carolina, and Virginia , and

WHEREAS, the increased density of spent fuel rods increases the risk of a fire in a spent fuel pool in the case of a loss of cooling, and

WHEREAS, the National Academy of Science found that "dry cask storage has several potential safety and security advantages over pool storage" (National Academy of Sciences, National Research Council, Committee on the Safety and Security of Commercial Spent Nuclear Fuel Storage, Safety and Security of Commercial Spent Nuclear fuel Storage: Public Report, 2006), and

WHEREAS, the Union of Concerned Scientists recommends that companies operating nuclear plants transfer spent nuclear fuel from storage pools into dry casks once it has cooled (U.S. Nuclear Power after Fukushima: Common Sense Recommendations for Safety and Security, 2011), and

THEREFORE, be it resolved that shareholders request that Duke Energy's Board of Directors adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage by minimizing the storage of waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly, at reasonable expense and excluding proprietary or confidential information.

considering related person transactions, our Corporate Governance Committee (or Board of Directors) will take into account the relevant available facts and circumstances including, but not limited to:

- the risks, costs and benefits to us;
- the impact on a director's independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
- the availability of other sources for comparable services or products; and
- the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our Corporate Governance Committee (or Board of Directors) must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our Corporate Governance Committee (or Board of Directors) determines in the good faith exercise of its discretion. All of the transactions described below were approved in accordance with the policy.

Nucor Corporation. Duke Energy Indiana, a wholly-owned subsidiary of Duke Energy, and Nucor entered into an agreement pursuant to which Duke Energy Indiana provides electric service to one of Nucor's plants that is located in the Duke Energy Indiana service territory. Pursuant to this agreement, in 2011, Nucor paid Duke Energy Indiana approximately $46 million for such electric services.

In addition, from time to time, Duke Energy and/or its subsidiaries and contractors may purchase steel from Nucor.

Mr. DiMicco, a member of the Board of Directors, is also Chairman, President and Chief Executive Officer of Nucor and therefore may be deemed to have an interest in the transactions described above.

Proposals and Business by Shareholders

If you wish to submit a proposal for inclusion in the proxy statement for our 2013 annual meeting of shareholders, we must receive it by November 23, 2012.

In addition, if you wish to introduce business at our 2013 annual meeting (besides that in the Notice of the meeting), you must send us written notice of the matter. Your notice must comply with the requirements of our bylaws, and we must receive it no earlier than January 4, 2013, and no later than February 3, 2013. The individuals named as proxy holders for our 2013 annual meeting will have discretionary authority to vote proxies on matters of which we are not properly notified and also may have discretionary voting authority under other circumstances.

Pages 10 through 11 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT D



Nancy M. Wright
Associate General Counsel

Duke Energy Corporation
550 South Tryon Street
DEC 45A
Charlotte, NC 28202

Mailing Address:
P.O. Box 1321
Charlotte, NC 28201

704-382-9151 phone
980-373-5265 fax
Nancy.wright@duke-energy.com

VIA FACSIMILE AND UPS OVERNIGHT
Patrick Doherty
State of New York
Office of the State Comptroller
633 Third Avenue – 31st Floor
New York, NY 10017

December 6, 2012

Re: Shareholder Proposal re Nuclear Power Safety

Dear Mr. Doherty:

We received the request of the Comptroller of the State of New York to include a shareholder proposal in Duke Energy Corporation's 2013 annual proxy statement. Pursuant to Rule 14a-8(b) of Regulation 14A under the Securities Exchange Act of 1934, as amended, all shareholder proposals must be received by the deadline which is listed in the company's previous proxy statement. Page 77 of Duke Energy's 2012 Proxy Statement states that all shareholder proposals must be received by Duke Energy by November 23, 2012. Your proposal was received in the mail room of Duke Energy on November 26, 2012, three days after the deadline. As this is a defect that cannot be remedied as stated in Rule 14a-8(f), Duke Energy may submit a no action letter to exclude this proposal from its materials on such grounds.

Furthermore, Rule 14a-8(b) states that shareholders submitting a proposal must prove the ownership of at least $2,000 in market value of the company's securities entitled to be voted on the proposal for at least one year prior to the date of the proposal submission. To date, we have not yet received proof of the necessary ownership of Duke Energy common stock. Pursuant to Rule 14a-8(f), please provide proof of such ownership within 14 days from the date of receipt of this letter to cure this deficiency. Acceptance by Duke Energy of proof of ownership of Duke Energy common stock by the New York State Retirement Fund in the future does not waive Duke Energy's right to exclude the proposal on other grounds.

Despite the deficiencies outlined above, we do appreciate your interest in Duke Energy and, as always, the concerns of all of our shareholders are very important to us and we would be interested in discussing the substance of your proposal with you. We will be reviewing your shareholder proposal with the Corporate Governance Committee of the Board of Directors and will contact you at a later date to discuss the proposal further.

Thank you again for your submission and your interest in Duke Energy Corporation.

Sincerely,



Nancy M. Wright

cc: David S. Maltz,
Vice President, Legal and Assistant Corporate Secretary